Exhibit 99.5

Letter of Undertaking

October 31, 2017

Fosun International Limited (“Fosun International”)

Room 808, ICBC Tower,

3 Garden Road, Central,

Hong Kong

RE: Undertaking

We understand that Oasis Inspire Limited (“Oasis”) (a British Virgin Islands company) or another subsidiary or affiliate of Fosun International (Oasis or such other subsidiary or affiliate (as applicable) is hereinafter referred to as the “Fosun Entity”) is proposing to enter into a share purchase agreement (the “Share Purchase Agreement”) with Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. (collectively, the “Sellers”). Pursuant to and subject to the terms and condition of the Share Purchase Agreement, the Fosun Entity will agree to purchase from the Sellers, in aggregate, 13,086,350 Class A ordinary shares (the “Sale Shares”) of Concord Medical Services Holdings Limited (the “Company”).

In consideration of the foregoing and for the purposes of inducing the Fosun Entity to enter into the Share Purchase Agreement and complete the transactions contemplated thereby, the Company hereby irrevocably undertakes to and agrees with Fosun International as follows:

(1)	Transfer of Shares. Upon or after the completion of the purchase of the Sale Shares by the Fosun Entity, upon the written request of Fosun International or the Fosun Entity, the Company shall (a) consent to, and (b) use its reasonable efforts to facilitate and take all actions reasonably required on its part to enable, the registration, within five (5) business days of the transfer of the Sale Shares to the Fosun Entity on the Company’s Register of Members, including without limitation to (i) deliver to the Cayman transfer agent of the Company properly signed instruction letter with regard to the share transfer, and (ii) instruct the Cayman transfer agent to (x) release a certificated extract of the updated Register of Members to the Fosun Entity and (y) deliver a new share certificate to the Fosun Entity evidencing the Sale Shares.

For the purposes of this Clause (1), “business day” mean a day, other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands or the People’s Republic of China are authorized or required by law to close.

(2)	Issuance of ADS. Upon or after the completion of the purchase of the Sale Shares by the Fosun Entity, upon the written request of Fosun International or the Fosun Entity, the Company shall (a) consent to, and (b) use its reasonable efforts to facilitate and take all actions reasonably required on its part to enable, the deposit of any or all of the Sale Shares by the Fosun Entity with the depositary for the issuance, within ten (10) business days of any request by the Fosun Entity, of the American depositary shares (“ADSs”) representing such Sale Shares in accordance with the Deposit Agreement between the Company and JPMORGAN CHASE BANK, N.A as depositary (as may be amended or replaced from time to time). It is understood that deposit of Sale Shares and issue of ADSs are at the discretion of depositary.

For the purposes of this Clause (2), “business day” mean a day, other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, New York or the People’s Republic of China are authorized or required by law to close.

(3)	Future Transfer by Fosun Entity. In the event that the Fosun Entity transfers any or all of the Sale Shares held by it to any other subsidiary or affiliate of Fosun International) (the “Future Transferees”), the Company agrees that its undertakings set forth in Clauses (1) and (2) above shall apply mutatis mutandis to such future transfers by Fosun Entity and, with respect to the Sale Shares transferred to it, each Future Transferee will be entitled to the benefits and rights under Clauses (1) and (2) to the same extent as the Fosun Entity.

(4)	Third Party Beneficiaries. The parties to this letter do not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except that the Fosun Entity and each of the Future Transferees are hereby designated as third party beneficiaries of this letter having the right to enforce this letter.

(5)	Governing Law. This letter shall be governed and construed in accordance with New York law.

[Signature Page Follows]

Very truly yours,

Company:

Concord Medical Services Holdings Limited

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chief Executive Officer

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